EXHIBIT 99.17


                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
                 -----------------------------------------------
                 500 - 6 Adelaide St. East, Toronto, ON M5C 1H6
                     Ph: (416) 860-0919 Fax: (416) 367-0182


FOR IMMEDIATE RELEASE                                                   TSX: GGG
December 21, 2004


          GLENCAIRN GRANTS OPTIONS ON NICARAGUAN EXPLORATION PROPERTIES

Glencairn Gold Corporation (TSX-GGG) is pleased to announce that it has recently signed agreements to option two of its properties in Nicaragua to Canadian-based exploration companies.

The 12-sq.-km Tatascame property in the La India district has been optioned to Gold-Ore Resources Ltd. and the 77-sq.-km San Juan de Limay concessions in northwestern Nicaragua have been optioned to Grande Portage Resources Ltd. Glencairn focuses its own exploration in Nicaragua on advanced exploration properties within trucking distance of its Limon Mine and associated mill. The Tatascame property is an early stage exploration property; the San Juan de Limay property is beyond trucking distance to the Limon mill and therefore would not benefit from infrastructure currently in place at Limon.

Under the terms of the Tatascame agreement, Gold-Ore will issue Glencairn up to 100,000 common shares of Gold-Ore and spend US$400,000 over two years to earn a 51% interest in the property. Thereafter, a joint venture will be formed to continue exploration. At completion of a feasibility study and a production decision, Glencairn has the right to reacquire an additional 2% interest and become operator by agreeing to arrange non-recourse project financing that provides for 60% of the estimated capital cost for development.

Under the terms of the San Juan de Limay agreement, Grande Portage must complete $1 million of exploration expenditures over three years and make cash payments to Glencairn totaling $80,000 to earn a 51% interest in the property.

To find out more about Glencairn Gold Corporation (TSX:GGG), visit our website at www.glencairngold.com.


Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon: nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Cynthia Lane: clane@renmarkfinancial.com
www.glencairngold.com                        Tel.: 514-939-3989, Fax: 514-939-3717


FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update




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forward-looking   statements  if  circumstances  or  management's  estimates  or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.